Exhibit 99.1

ALLOT COMMUNICATIONS LTD. (the "Company")

Notice of Annual Meeting of Shareholders of the Company

The Company is pleased to announce the Annual Meeting of shareholders of the Company, which will take place on September 12, 2012, at 5:00 p.m. Israel time at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon [Israel] (the "Meeting").

The items that are on the agenda of the Meeting:

1.
To reelect each of Rami Hadar, President and Chief Executive Officer of the Company, and Yigal Jacoby as a Class III director, to serve until the 2015 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Israeli Companies Law, 1999 (the "Companies Law") or the Articles of Association of the Company.

2.
To reelect Nurit Benjamini as an Outside Director (as defined in the Companies Law) of the Company, to serve for a term of three years commencing at the end of her current term and until her successor has been elected and qualified, or until her office is vacated in accordance with the Companies Law or the Articles of Association of the Company.

3.	To approve the compensation payable to the Other Directors (as such term is defined in the Companies Regulations (Rules Regarding Compensation and Expenses for Outside Director), 1999).

4.	To approve the compensation payable to the Outside Directors.

5.	To approve an increase in salary, a bonus grant and the grant of options to Rami Hadar, the President and Chief Executive Officer of the Company.

6.	To approve an amendment to the Company’s Articles of Association, to conform the indemnification provisions to a recent amendment to the Companies Law and the Israeli Securities Law, 1968.

7.
If Proposal 6 is approved, to approve the Company’s amending and restating the indemnification agreement with each of its directors, to provide indemnification in accordance with the revised provisions of the Company’s Articles of Association.

8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2012 and until the next annual meeting of shareholders and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	To report on the business of the Company for the fiscal year ended December 31, 2011, including a review of the 2011 financial statements.

10.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

The date for determining the right of all the shareholders to vote at the meeting is August 6, 2012. The last date for submitting a statement of position is September 11, 2012. The last date for submitting a proxy card is September 11, 2012, at 5:00 p.m. To receive more information regarding the Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the [Tel Aviv] Stock Exchange www.maya.tase.co.il.